UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  LIN TV CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   532774 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        HICKS MUSE FUND III INCORPORATED
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201
                          PHONE NUMBER: (214).740-7300


--------------------------------------------------------------------------------

                                   Copies to:

           GREGORY M. SCHMIDT                              JEFFREY B. HITT
              LIN TV CORP.                           WEIL, GOTSHAL & MANGES LLP
     FOUR RICHMOND SQUARE, SUITE 200               200 CRESCENT COURT, SUITE 300
     PROVIDENCE, RHODE ISLAND 02906                      DALLAS, TEXAS 75201
             (401) 454-2880                                (214) 746-7700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse, Tate & Furst Equity Fund III, L.P.

           I.R.S. Identification Nos. of above persons (entities only)* N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           WC (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     18,122,111 BENEFICIALLY
Person With                   (see Item 5)
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              18,122,111
                              (see Item 5)
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,122,111 (see Item 5))

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           35.6% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions) PN


--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM3/GP Partners, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions) OO (see Item 3)


--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Texas

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     18,122,111 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              18,122,111 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,122,111 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           35.6% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks Muse GP Partners III, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|

--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           AF (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Texas

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     18,359,091 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              18,359,091 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,091 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           36.1% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks Muse Fund III Incorporated

           I.R.S. Identification Nos. of above persons (entities only)* N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           AF (see Item 3)

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Texas

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     18,359,091 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              18,359,091 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,091 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           36.1% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           CO

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM3 Coinvestors, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only

--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     236,980 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              236,980 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           236,980 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           .5% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse & Co. Partners, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     123,466 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              123,466 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           123,466 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.2% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM Partners Inc.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     123,466 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              123,466 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           123,466 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.2% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           CO

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse Fund IV, LLC

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     94,165 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              94,165 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           94,165 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.2% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           OO

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse GP Partners IV, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     94,165 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0
                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              94,165  (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           94,165 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.2% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM4-EQ Coinvestors, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     72,820 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0
                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              72,820 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           72,820 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.1% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM 4-P Coinvestors, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     8,329 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0
                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              8,329 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           8,329 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.0% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM 4-EN Coinvestors, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     13,016 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              13,016 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           13,016 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.0% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse Latin America Fund I Incorporated

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     4,724,018 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              4,724,018 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,018 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           9.3% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           CO

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse GP Partners L.A., L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     4,724,018 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              4,724,018 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,018 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           9.3% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM 1-FOF Coinvestors, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     127 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                             0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              127 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           127 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.0% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           HM4 Partners, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     4,723,891 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              4,723,891 (see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,723,891 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           9.3% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse, Tate & Furst Equity Fund IV, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     4,692,329 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                              0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              4,692,329(see Item 5)

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,692,329 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           9.3% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 532774 10 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.
           Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      |_|
           (b)      |X|
--------------------------------------------------------------------------------
      3.   SEC Use Only


--------------------------------------------------------------------------------
      4.   Source of Funds (See Instructions)
           OO (see Item 3)

--------------------------------------------------------------------------------
      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
      6.   Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
Number of                7.   Sole Voting Power
Shares                        0
Beneficially
Owned by                --------------------------------------------------------
Each                     8.   Shared Voting Power
Reporting                     31,562 BENEFICIALLY (see Item 5)
Person With
                        --------------------------------------------------------
                         9.   Sole Dispositive Power
                             0

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                              31,562 (see Item 5)

--------------------------------------------------------------------------------
     11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           31,562 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11)
           0.1% (see Item 5)

--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions)
           PN

--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of LIN TV Corp., a Delaware corporation ("LIN" or the "Company"). The principal executive offices of LIN are located at Four Richmond Square, Suite 200, Providence, Rhode Island 02906.

ITEM 2.   IDENTITY AND BACKGROUND

          Name of Persons filing this Statement (the "Filing Parties"):

          Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III");

          HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP
          Partners");

          Hicks Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III");

          Hicks Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated");

          HM3 Coinvestors, L.P., a Delaware limited partnership ("HM3 Coinvestors");

          Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HM&Co.");

          HM Partners Inc., a Texas corporation ("HM Partners");

          Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership ("Fund IV");

          Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership ("Private Fund IV");

          HM 1-FOF Coinvestors, L.P., a Texas limited partnership ("FOF Coinvestors");

          HM4 Partners, L.P., a Texas limited partnership ("HM4 Partners");

          Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership ("GP Partners LA");

          Hicks, Muse Latin America Fund I Incorporated, a Texas corporation ("LA Fund I Incorporated");

          HM4-EQ Coinvestors, L.P., a Texas limited partnership ("HM4-EQ Coinvestors");

          HM4-P Coinvestors, L.P., a Texas limited partnership ("HM4-P Coinvestors");

          HM4-EN Coinvestors, L.P., a Texas limited partnership ("HM4-EN Coinvestors");

          Hicks, Muse GP Partners IV, L.P., a Texas limited partnership ("GP Partners IV"); and

          Hicks, Muse Fund IV, LLC, a Texas limited liability company ("Fund IV LLC").

     FUND III

     Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

     HM3/GP PARTNERS

     HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

     GP PARTNERS III

     GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

     FUND III INCORPORATED

     Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

     Information with respect to John R. Muse, Joseph Colonnetta, Jack D. Furst, Peter S. Brodsky, Andrew S. Rosen, Jason Downie, Edward Herring, Eric Lindberg, David Knickel, and Eric Allen, each of which serve as an executive officer of Fund III Incorporated, is set forth below under "Directors and Executive Officers." In addition, each of Messrs. Furst and Muse serve with Thomas O. Hicks on a three-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III. Information with respect to Mr. Hicks is set forth below under "Directors and Executive Officers.

     HM3 COINVESTORS

     HM3 Coinvestors is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

     HM&CO.

     HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds affiliated with Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of HM&Co., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below. Each of Messrs. Furst and Muse serve with Thomas
O. Hicks on a three-person committee that exercises voting and dispositive power over the shares beneficially owned by HM&Co. Information with respect to Mr. Hicks is set forth below under "Directors and Executive Officers."

     HM PARTNERS

     HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Jack D. Furst, David Knickel, and Eric Allen, each of whom serves as an executive officer of HM Partners, is set forth below "Directors and Executive Officers." Each of Messrs.

Furst and Muse serve with Thomas O. Hicks on a three-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners. Information with respect to Mr. Hicks is set forth below under "Directors and Executive Officers."

     FUND IV

     Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

     PRIVATE FUND IV

     Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

     HM4 PARTNERS

     HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

     FOF COINVESTORS

     FOF Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of FOF Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of FOF Coinvestors, is set forth below.

     GP PARTNERS LA

     GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including FOF Coinvestors and HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

     LA FUND I INCORPORATED

     LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

     Information with respect to John R. Muse, Jack D. Furst, Eric Lindberg, David Knickel, and Eric Allen, each of which serve as an executive officer of LA Fund I Incorporated, is set forth below under "Directors and Executive Officers." In addition, each of Messrs. Furst and Muse serve with Thomas O. Hicks on a three-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated Information with respect to Mr. Hicks is set forth below under "Directors and Executive Officers.

     HM4-EQ COINVESTORS

     HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

     HM4-P COINVESTORS

     HM4-P Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-P Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-P Coinvestors, is set forth below.

     HM4-EN COINVESTORS

     HM4-EN Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EN Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EN Coinvestors, is set forth below.

     GP PARTNERS IV

     GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

     FUND IV LLC

     Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Joseph Colonnetta, Jack D. Furst, Peter S. Brodsky, Andrew S. Rosen, Jason Downie, Edward Herring, Eric Lindberg, David Knickel, and Eric Allen, each of which serve as an executive officer of Fund IV LLC, is set forth below under "Directors and Executive Officers." In addition, each of Messrs. Furst and Muse serve with Thomas O. Hicks on a three-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC. Information with respect to Mr. Hicks is set forth below under "Directors and Executive Officers.

     DIRECTORS AND EXECUTIVE OFFICERS

     The principal business address of each of Messrs. John R. Muse, Joseph Colonnetta, Jack D. Furst, Peter S. Brodsky, Andrew S. Rosen, Jason Downie, Edward Herring, Eric Lindberg, David Knickel, and Eric Allen is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Each of Messrs. John R. Muse, Joseph Colonnetta, Jack D. Furst, Peter S. Brodsky, Andrew S. Rosen, Jason Downie, Edward Herring, Eric Lindberg, David Knickel, and Eric Allen is presently an executive officer of Hicks Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. The principal business address of Mr. Hicks is 100 Crescent Court Suite 1200, Dallas, Texas 75201. Mr. Hicks is a former partner of Hicks Muse and is Chairman and Chief Executive Officer of Hicks Holdings, LLC, a Dallas-based private investment firm, which owns and manages assets in sports and real estate and makes corporate acquisitions.

     (d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Effective October 10, 2006, 1 share of Class C Common Stock was acquired by Fund III via the purchase of such share from Fojtasek Capital, Ltd. ("Fojtasek Capital") for $7.50 out of Fund III's working capital.

ITEM 4.   PURPOSE OF TRANSACTION

     The share of Class C Common Stock was purchased by Fund III as described in
Item 3 to this Statement and is being held by Fund III for investment purposes. None of the Filing Parties currently has any plan or proposal to acquire or dispose of additional securities of the Company.

     The share of Class C Common Stock is entitled, pursuant to the Second Amended and Restated Certificate of Incorporation (the "Company Charter") of the Company, to a number of votes determine based on a formula contained in the Company Charter. Based on the number of shares of Class C Common Stock outstanding as of August 1, 2006, as provided in the Company's most recent Form 10-Q filed on August 9, 2006, the share of Class C Common Stock acquired by Fund III is entitled to an aggregate of 35% of the total voting power of all outstanding shares of Company Common Stock entitled to vote.

     Although the Filing Parties have no present intention to do so, they may have the ability, as a result of their holding shares of Common Stock representing 35% of the total voting power of all shares of Company Common Stock entitled to vote, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Peter S. Brodsky, an executive of officer of each of Fund III Incorporated and LA Fund I Incorporated, serves on the board of directors of the Company, and in such capacity may have the ability, on behalf of the Filing Parties, to influence the management policies and control of the Company with the aim of increasing the value of the Company and as a result the Filing Parties' investment.

     Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Filing Parties reserve the right to change their investment intent.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     All securities currently held by the Filing Parties are shares of Class B and Class C Common Stock. Each outstanding share of Class B Common Stock may be converted at the option of the holder into a share of Class A Common Stock, at any time, subject to the receipt of all requisite regulatory approvals. The shares of Class C Common Stock convert automatically into shares of Class A Common Stock upon conversion of a majority of the shares of Class B Common Stock.

     The Filing Parties have no current intention to convert their shares of Class B (and as a result, Class C Common Stock) into shares of Class A Common Stock. The Filing Parties would consider electing to convert their respective shares of Class B (and as a result, Class C Common Stock) if the legal requirements limiting ownership of interests in broadcast and other media businesses change to permit the ownership of voting interests in the Company or if the Filing Parties dispose of their interests in other broadcast or media businesses that would give rise to legal ownership limitations as a result of such a share conversion.

     The Filing Parties will continually review their investment in the Company's securities and, subject to market conditions, general economic conditions, contractual and legal restrictions and other factors, any Filing Party may in the future determine to acquire additional shares of Class B Common Stock, Class C Common Stock or other securities convertible into or exchangeable or exercisable for Class A Common Stock of the Company or dispose of shares of Class B Common Stock or Class C Common Stock it currently owns.

     (a)

          (1) Fund III may be deemed to beneficially own in the aggregate 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 35.6% of the outstanding shares of all classes of Common Stock. Of such shares, Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(1), (2), (3), and (4) below.

          (2) HM3/GP Partners may be deemed to beneficially own in the aggregate 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 35.6% of the outstanding shares of all classes of Common Stock. Of such shares, HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,122,110 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(2), (3), and
     (4) below.

          (3) GP Partners III may be deemed to beneficially own in the aggregate 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 36.1% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraphs (b)(3) and (4) below.

          (4) Fund III Incorporated may be deemed to beneficially own in the aggregate 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock of the Company, representing approximately 36.1% of the outstanding shares of all classes of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 18,359,090 shares of the Class B Common Stock and the 1 share of Class C Common Stock as a result of the relationships described in paragraph (b)(4) below.

          (5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 236,980 shares of the Class B Common Stock of the Company, representing approximately 0.5% of the outstanding shares of all classes of Common Stock. Of such shares, HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 236,980 shares as a result of the relationships described in paragraphs (b)(3), (4), and (5) below.

          (6) HM&Co. may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraphs
     (b)(7) and (8) below.

          (7) HM Partners may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraph (b)(8) below.

          (8)  FOF  Coinvestors  may  be  deemed  to  beneficially  own  in  the aggregate 127 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, FOF Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 127 shares as a result of the relationships described in paragraphs (b)(9), (13), and (14) below.

          (9) Fund IV may be deemed to beneficially own in the aggregate 4,692,329 shares of the Class B Common Stock of the Company, representing approximately 9.3% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,692,329 shares as a result of the relationships described in paragraphs (b)(10), (12), (13) and (14) below.

          (10) Private Fund IV may be deemed to beneficially own in the aggregate 31,562 shares of the Class B Common Stock of the Company, representing approximately 0.1% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 31,562 shares as a result of the relationships described in paragraphs (b)(11), (12), (13), and (14) below.

          (9) HM4 Partners may be deemed to beneficially own in the aggregate 4,723,891 shares of the Class B Common Stock of the Company, representing approximately 9.3% of the outstanding shares of all classes of Common Stock. Of such shares, HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,723,891 shares as a result of the relationships described in paragraphs (b)(12), (13), and (14) below.

          (10) GP Partners LA may be deemed to beneficially own in the aggregate 4,724,018 shares of the Class B Common Stock of the Company, representing approximately 9.3% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,724,018 shares as a result of the relationships described in paragraphs (b)(13) and (14) below.

          (11) LA Fund I Incorporated may be deemed to beneficially own in the aggregate 4,724,018 shares of the Class B Common Stock of the Company, representing approximately 9.3% of the outstanding shares of all classes of Common Stock. Of such shares, LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,724,018 shares as a result of the relationships described in paragraph (b)(14) below.

          (12) HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 72,820 shares of the Class B Common Stock of the Company, representing approximately 0.1% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 72,820 shares as a result of the relationships described in paragraphs (b)(15), (18) and (19) below.

          (13) HM4-P Coinvestors may be deemed to beneficially own in the aggregate 8,329 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-P Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,329 shares as a result of the relationships described in paragraphs (b)(16), (18) and (19) below.

          (14) HM4-EN Coinvestors may be deemed to beneficially own in the aggregate 13,016 shares of the Class B Common Stock of the Company, representing approximately 0.0% of the outstanding shares of all classes of Common Stock. Of such shares, HM4-EN Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,016 shares as a result of the relationships described in paragraphs (b)(17), (18) and (19) below.

          (15) GP Partners IV may be deemed to beneficially own in the aggregate 94,165 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 94,165 shares as a result of the relationships described in paragraphs (b)(18) and (19) below.

          (16) Fund IV LLC may be deemed to beneficially own in the aggregate 94,165 shares of the Class B Common Stock of the Company, representing approximately 0.2% of the outstanding shares of all classes of Common Stock. Of such shares, Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 94,165 shares as a result of the relationships described in paragraphs (b)(18) and (19) below.

     (b)

          (1) HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3/GP Partners and the shares of Class B Common Stock owned of record by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by GP Partners III.

          HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owners of the shares of Class B Common Stock owned of record by HM&Co. HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by each of Fund IV and Private Fund IV. GP Partners LA is the sole general partner of each of HM4 Partners and FOF Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM4 Partners and the shares of Class B Common Stock owned of record by FOF Coinvestors. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by GP Partners IV.

          GP Partners IV is the sole general partner of each of HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by each of HM4-EQ Coinvestors, HM4-P Coinvestors, and HM4-EN Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners IV.

          (2) The 1 share of Class C Common Stock reported in this statement for which Fund III has shared voting and dispositive power, is owned of record by Fund III. Of the 18,122,110 shares of Class B Common Stock for which Fund III has shared voting and dispositive power, all of such shares are held of record by Fund III.

          (3) Of the 18,122,110 shares of Class B Common Stock and the 1 share of Class C Common Stock for which HM3/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM3/GP
     Partners and all of such shares are held of record by Fund III. HM3/GP Partners is the sole general partner Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III.

          (4) Of the 18,359,090 shares of Class B Common Stock and the 1 share of Class C Common Stock for which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, 18,122,110 of such shares of Class B Common Stock and the 1 share of Class C Common Stock are held of record by Fund III and, therefore, may be beneficially owned by HM3/GP Partners and 236,980 are held of record by HM3 Coinvestors. GP Partners III is the sole general partner of each of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3/GP Partners and held of record by HM3 Coinvestors.

          (5) Of the 18,359,090 shares of Class B Common Stock and the 1 share of Class C Common Stock for which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated and 18,122,110 of such shares of Class B Common Stock and the 1 share of Class C Common Stock are held of record by Fund III and, therefore, may be deemed to be beneficially owned by GP Partners III and 236,980 of such shares are held of record by HM3 Coinvestors and, therefore, may be deemed to be beneficially owned by GP Partners III. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners III.

          (6) Of the 236,980 shares of Class B Common Stock for which HM3 Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM3 Coinvestors.

          (7) Of the 123,466 shares of Class B Common Stock for which HM&Co. has shared voting and dispositive power, all of such shares are held of record by HM&Co.

          (8) Of the 123,466 shares of Class B Common Stock for which HM Partners has shared voting and dispositive power, none of such shares are held of record by HM Partners and all of such shares are held of record by HM&Co. HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by HM&Co.

          (9) Of the 127 shares of Class B Common Stock for which FOF Coinvestors has shared voting and dispositive power, all of such shares are held of record by FOF Coinvestors.

          (10) Of the 4,692,329 shares of Class B Common Stock for which Fund IV has shared voting and dispositive power, all of such shares are held of record by Fund IV.

          (11) Of the 31,562 shares of Class B Common Stock for which Private Fund IV has shared voting and dispositive power, all of such shares are held of record by Private Fund IV.

          (12) Of the 4,723,891 shares of Class B Common Stock for which HM4 Partners has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, 4,692,329 of such shares are held of record by Fund IV and 31,562 of such shares are held of record by Private Fund IV. HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of Fund IV and Private Fund IV.

          (13) Of the 4,724,018 shares of Class B Common Stock for which GP Partners LA has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, 4,692,329 of such shares are held of record by Fund IV, 31,562 of such shares are held of record by Private Fund IV, and 127 of such shares are held of record by FOF Coinvestors. GP Partners LA is the sole general partner of each FOF Coinvestors and HM4 Partners and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by FOF Coinvestors and the shares of Class B Common Stock beneficially owned by HM4 Partners.

          (14) Of the 4,724,018 shares of Class B Common Stock for which LA Fund I Incorporated has shared voting and dispositive power, none of such shares are held of record by LA Fund I Incorporated, 4,692,329 of such shares are held of record by Fund IV, 31,562 of such shares are held of record by Private Fund IV, and 127 of such shares are held of record by FOF Coinvestors. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners LA.

          (15) Of the 72,820 shares of Class B Common Stock for which HM4-EQ Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-EQ Coinvestors.

          (16) Of the 8,329 shares of Class B Common Stock for which HM4-P Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-P Coinvestors.

          (17) Of the 13,016 shares of Class B Common Stock for which HM4-EN Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM4-EN Coinvestors.

          (18) Of the 94,165 shares of Class B Common Stock for which GP Partners IV has shared voting and dispositive power, none of such shares are held of record by GP Partners IV, 72,820 of such shares are held of record by HM4-EQ Coinvestors, 8,329 of such shares are held of record by HM4-P Coinvestors, and 13,016 of such shares are held of record by HM4-EN Coinvestors. GP Partners IV is the sole general partner of each of HM4-EQ Coinvestors, HM4-P Coinvestors and HM4-EN Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of HM4-EQ Coinvestors, HM4-P Coinvestors and HM4-EN Coinvestors.

          (19) Of the 94,165 shares of Class B Common Stock for which Fund IV LLC has shared voting and dispositive power, none of such shares are held of record by Fund IV LLC, 72,820 of such shares are held of record by HM4-EQ Coinvestors, 8,329 of such shares are held of record by HM4-P Coinvestors, and 13,016 of such shares are held of record by HM4-EN Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners IV.

     Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Stock covered by this Statement (or shares of Class B Common Stock or Class C Common Stock) not owned by him or it of record.

     (c)  See Item 4.

     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

     Certain Filing Parties have the benefits of a Registration Rights Agreement by which such Filing Parties have the right to require the Company, on two occasions, to register with the Securities and Exchange Commission shares of the Class A Common Stock into which their shares of Class B Common Stock and Class C Common Stock are convertible, subject to certain conditions. Such Filing Parties will also have an unlimited number of "piggy back" registration rights and will agree not to sell Class A Common Stock during any period beginning ten days prior and 180 days following any underwritten registration, unless the managing underwriter otherwise agrees. Under the Registration Rights Agreement, the Company will bear all registration expenses, other than underwriting discounts, commissions and fees and agrees to indemnify such Filing Parties against any liabilities that may result from their sale of Class A Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint Filing Agreement by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV, LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., HM 4-P Coinvestors, L.P., HM 4-EN Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM 1-FOF Coinvestors, L.P., HM4 Partners, L.P., Hicks, Muse, Tate &Furst Equity Fund IV, L.P., and Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P. dated October 10, 2006.

          2. Stock Purchase Agreement by and between Fojtasek Capital, Ltd., and Hicks, Muse, Tate & Furst Equity Fund III, L.P., dated as of October 10, 2006.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE, TATE & FURST EQUITY
                                          FUND III, L.P.

                                          By: HM3/GP Partners, L.P.,
                                              its general partner

                                          By: Hicks, Muse GP Partners III, L.P.,
                                              its general partner

                                          By: Hicks Muse Fund III Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM3/GP PARTNERS, L.P.

                                          By: Hicks, Muse GP Partners III, L.P.,
                                              its general partner

                                          By: Hicks Muse Fund III Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS MUSE GP PARTNERS III, L.P.

                                          By: Hicks Muse Fund III Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS MUSE FUND III INCORPORATED



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM3 COINVESTORS, L.P.

                                          By: Hicks Muse GP Partners III, L.P.,
                                              its general partner

                                          By: Hicks Muse Fund III Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE & CO. PARTNERS, L.P.

                                          By: HM Partners Inc.,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM PARTNERS INC.



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE FUND IV, LLC



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President, Treasurer and
                                          Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE GP PARTNERS IV, L.P.

                                          By: Hicks, Muse Fund IV, LLC,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President, Treasurer and
                                          Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM4-EQ COINVESTORS, L.P.

                                          By: Hicks, Muse GP Partners IV, L.P.,
                                              its general partner

                                          By: Hicks, Muse Fund IV, LLC,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President, Treasurer and
                                          Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM 4-P COINVESTORS, L.P.

                                          By: Hicks, Muse GP Partners IV, L.P.,
                                              its general partner

                                          By: Hicks, Muse Fund IV, LLC,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President, Treasurer and
                                          Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM 4-EN COINVESTORS, L.P.

                                          By: Hicks, Muse GP Partners IV, L.P.,
                                              its general partner

                                          By: Hicks, Muse Fund IV, LLC,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President, Treasurer and
                                          Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE LATIN AMERICA FUND I
                                          INCORPORATED



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE GP PARTNERS L.A., L.P.

                                          By: Hicks, Muse Latin America Fund I
                                              Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HM 1-FOF COINVESTORS, L.P.

                                          By: Hicks, Muse GP Partners L.A.,
                                              L.P.,
                                              its general partner

                                          By: Hicks, Muse Latin America Fund I
                                              Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                           HM4 PARTNERS, L.P.

                                           By: Hicks, Muse GP Partners L.A.,
                                               L.P.,
                                               its general partner

                                           By: Hicks, Muse Latin America Fund I
                                               Incorporated,
                                               its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                           David W. Knickel
                                           Vice President and Chief Financial
                                           Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE, TATE & FURST EQUITY FUND
                                          IV, L.P.

                                          By: HM4 Partners, L.P.,
                                              its general partner

                                          By: Hicks, Muse GP Partners L.A.,
                                              L.P.,
                                              its general partner

                                          By: Hicks, Muse Latin America Fund I
                                              Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 11, 2006                          HICKS, MUSE, TATE & FURST PRIVATE
                                          EQUITY FUND IV, L.P.

                                          By: HM4 Partners, L.P.,
                                              its general partner

                                          By: Hicks, Muse GP Partners L.A.,
                                              L.P.,
                                              its general partner

                                          By: Hicks, Muse Latin America Fund I
                                              Incorporated,
                                              its general partner



                                          By:  /s/ David W. Knickel
                                              -------------------------------
                                          David W. Knickel
                                          Vice President and Chief Financial
                                          Officer



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



                                  EXHIBIT INDEX

1 Joint Filing Agreement by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV, LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., HM 4-P Coinvestors, L.P., HM 4-EN Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM 1-FOF Coinvestors, L.P., HM4 Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., and Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., dated October 10, 2006.

2. Stock Purchase Agreement by and between Fojtasek Capital, Ltd., and Hicks, Muse, Tate & Furst Equity Fund III, L.P., dated as of October 10, 2006.




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